Advanced Series Trust
Gateway Center Three
Fourth Floor
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 12, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ms. Sally Samuel

Re:                             Registration Statement on Form N-14 of Advanced Series Trust
File Nos. 333-192140 and 811-05186

Dear Sir/Madam:

On behalf of Advanced Series Trust (referred to herein as the Trust or the Registrant), set forth below are our responses to telephonic comments received by the undersigned from you on December 4, 2013.  Such comments relate to the Registrant’s Registration Statement on Form N-14 (the N-14 Registration Statement), which was originally filed with the U.S. Securities and Exchange Commission (the Commission) on November 6, 2013 pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus and Proxy Statement (Prospectus/Proxy Statement), the Statement of Additional Information, and the related exhibits thereto that accompany this letter (collectively, the Amendment) are being filed pursuant to Rule 497 under the 1933 Act and will be used in connection with a special meeting of beneficial shareholders of the AST Goldman Sachs Concentrated Growth Portfolio (the Goldman Sachs Portfolio), a series of the Registrant, that will be held on January 15, 2014 and any adjournments thereof (the Meeting). At the Meeting, Goldman Sachs Portfolio shareholders will be asked to vote to approve or disapprove the Plan of Reorganization of the Registrant (the Plan), on behalf of the Goldman Sachs Portfolio and the AST Loomis Sayles Large-Cap Growth Growth Portfolio (the Loomis Sayles Portfolio). Pursuant to the Plan, the assets of the Goldman Sachs Portfolio would be acquired, and the liabilities of the Goldman Sachs Portfolio would be assumed, by the Loomis Sayles Portfolio, in exchange for the Loomis Sayles Portfolio’s issuance of shares of beneficial interest in the Loomis Sayles Portfolio to the Goldman Sachs Portfolio and its beneficial shareholders (collectively, the Reorganization).

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.  The Commission staff’s comments and the Registrant’s proposed responses are set forth below.

1. Comment

Confirm that all missing and bracketed information will be included in the Prospectus/Proxy Statement.

Response

All missing and bracketed information has been incorporated as final into the Amendment.

2. Comment

Please present a range for the Russell 1000® Growth Index where referenced for the Loomis Sayles Portfolio.

Response

The requested changes have been made to the Amendment.

3. Comment

Please reword the 7th bullet point in the “Information about the Reorganization” section appearing under “Reasons for the Reorganization” to avoid confusion regarding the closing date of the Reorganization.

Response

The requested change has been made to the 7th bullet point in the “Information about the Reorganization” section appearing under “Reasons for the Reorganization” to make clear the June 30, 2013 date is to determine the pro forma financial information.

4. Comment

Please correct the incorrect dates on the first page of the Statement of Additional Information.

Response

The requested changes have been made to the Amendment.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) SEC staff comments or Registrant’s changes to disclosure in the Registration Statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Amendment, and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 367-1495 with any questions.

Sincerely yours,

/s/ Kathleen DeNicholas
Kathleen DeNicholas,
Assistant Secretary of Advanced Series Trust